Exhibit 99.1

NICE Reports Strong Finish to 2018 with 30% Cloud Revenue Growth for the Fourth Quarter

Record Total Revenue and Operating Income for the Fourth Quarter and Full Year of 2018

Hoboken, New Jersey, February 14, 2019 - NICE (NASDAQ: NICE) today announced results for the fourth quarter and full year ended December 31, 2018.

Full Year 2018 Financial Highlights

GAAP	Non-GAAP
Record revenue of $1,445 million, growth of 8% year-over-year	Record revenue of $1,463 million, growth of 9% year-over-year
Cloud revenue of $461 million, growth of 28% year-over-year	Cloud revenue of $470 million, growth of 27% year-over-year
Gross margin of 65.6% compared to 64.8% last year	Gross margin of 71.1% compared to 71.6% last year
Record operating income of $198 million compared to $150 million last year, 32% growth year-over-year	Record operating income of $379 million compared to $336 million last year, 13% growth year-over-year
Operating margin of 13.7% compared to 11.3% last year	Operating margin of 25.9% compared to 25.0% last year
Record diluted EPS of $2.52 versus $2.31 last year, 9% growth year-over-year	Record diluted EPS of $4.69 versus $4.10 last year, 14% growth year-over-year
Record cash flow from operations of $397 million

The GAAP column of the table contains the financial highlights of the full year 2018 under ASC 606 with the comparison period under ASC 605.

The non-GAAP column of the table contains the financial highlights of the full year 2018 under ASC 605 with the comparison period under ASC 605.

Fourth Quarter 2018 Financial Highlights

GAAP	Non-GAAP
Record revenue of $411 million, growth of 5% year-over-year	Record revenue of $420 million, growth of 6% year-over-year
Cloud revenue of $132 million, growth of 30% year-over-year	Cloud revenue of $134 million, growth of 29% year-over-year
Gross margin of 66.9% compared to 68.4% last year	Gross margin of 72.4% compared to 74.2% last year
Operating income of $70 million compared to $63 million last year	Record operating income of $119 million compared to $112 million last year
Operating margin of 17.1% compared to 16.1% last year	Operating margin of 28.3% compared to 28.4% last year
Diluted EPS of $0.98 versus $1.27 last year	Record diluted EPS of $1.47 versus $1.35 last year
Cash flow from operations of $109 million, 26% growth year-over-year

The GAAP column of the table contains the financial highlights of the fourth quarter 2018 under ASC 606 with the comparison period under ASC 605.

The non-GAAP column of the table contains the financial highlights of the fourth quarter 2018 under ASC 605 with the comparison period under ASC 605.

“We are pleased to end the year on a high note as 2018 was a year marked by robust growth and record results,” said Barak Eilam, CEO of NICE. “For the full-year 2018, we reported strong growth in cloud revenue and operating income, an increase in recurring revenue, further growth in the operating margin and a record year for cash flow generation.”

Mr. Eilam continued, “We are stepping into 2019 with great momentum across all of our businesses fueled by our two market differentiating platforms - CXone for Customer Engagement and X-Sight for Financial Crime and Compliance. Our assets, investments and market leadership in cloud, analytics and artificial intelligence are driving us forward and providing tremendous future opportunities.

“As we look ahead to the next five years, our strong leadership position will allow us to quickly expand into a total addressable market of over $12 billion from $7 billion today, providing us the opportunity to far exceed the $2 billion revenue mark, to see the majority of our revenue come from the cloud and to have a greater than 30% operating margin.”

NICE Investor Day

NICE will be hosting its Investor Day on April 16th in conjunction with its Interactions annual user conference in Las Vegas. The special program for analysts and investors will include meetings with NICE executives, presentations from customers, product and technology sessions, and access to the solutions showcase.  If you haven’t registered, please email NICE at IR@NICE.com.

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

The GAAP numbers presented below for the fourth quarter and full year 2018 are under ASC 606 and the comparison period GAAP numbers for the fourth quarter and full year 2017 are under ASC 605.

Revenues: Fourth quarter 2018 total revenues increased 4.7% to $410.8 million compared to $392.2 million for the fourth quarter of 2017.
Full year 2018 total revenues increased 8.4% to $1,444.5 million compared to $1,332.2 million for the full year 2017.

Gross Profit: Fourth quarter 2018 gross profit increased to $274.7 million compared to $268.3 million for the fourth quarter of 2017 and fourth quarter 2018 gross margin was 66.9% compared to 68.4% for the fourth quarter of 2017.
Full year 2018 gross profit and gross margin increased to $947.7 million and 65.6%, respectively, compared to $863.5 million and 64.8%, respectively, for the full year 2017.

Operating Income: Fourth quarter 2018 operating income and operating margin increased to $70.4 million and 17.1%, respectively, compared to $63.2 million and 16.1%, respectively, for the fourth quarter of 2017.
Full year 2018 operating income and operating margin increased to $197.6 million and 13.7%, respectively, compared to $150.1 million and 11.3%, respectively, for the full year 2017.

Net Income: Fourth quarter 2018 net income and net income margin were $62.3 million and 15.2%, respectively, compared to $79.4 million and 20.2%, respectively, for the fourth quarter of 2017.
Full year 2018 net income and net income margin increased to $159.3 million and 11.0%, respectively, compared to $143.3 million and 10.8%, respectively, for the full year 2017.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the fourth quarter of 2018 was $0.98 compared to $1.27 in the fourth quarter of 2017.
Fully diluted earnings per share for the full year 2018 increased to $2.52 compared to $2.31 for the full year 2017.

Operating Cash Flow and Cash Balance: Fourth quarter 2018 operating cash flow was $108.9 million and full year operating cash flow reached $396.6 million. In the fourth quarter, $15.4 million was used for share repurchases and $26.0 million was used for share repurchases for the full year of 2018. As of December 31, 2018, total cash and cash equivalents, short term investments and marketable securities were $730.8 million, and total debt was $456.0 million.

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

The non-GAAP numbers presented below for the fourth quarter and full year 2018 and the comparison period non-GAAP numbers for the fourth quarter and full year 2017 are both under ASC 605.

Revenues: Fourth quarter 2018 non-GAAP total revenues increased to $419.9 million, up 6.1% from $395.8 million for the fourth quarter of 2017.
Non-GAAP total revenues for the full year 2018 increased 8.7% to $1,462.7 million compared to $1,345.9 million for the full year 2017.

Gross Profit: Fourth quarter 2018 non-GAAP gross profit increased to $303.8 million compared to $293.5 million for the fourth quarter of 2017. Fourth quarter 2018 Non-GAAP gross margin was 72.4% compared to 74.2% for the fourth quarter of 2017.
Full year 2018 non-GAAP gross profit increased to $1,040.6 million compared to $963.5 million and full year 2018 non-GAAP gross margin was 71.1% compared to 71.6% for the full year 2017.

Operating Income: Fourth quarter 2018 non-GAAP operating income increased to $118.7 million compared to $112.4 million for the fourth quarter of 2017. Fourth quarter 2018 Non-GAAP operating margin was 28.3% compared to 28.4% for the fourth quarter of 2017.
Full year 2018 non-GAAP operating income and non-GAAP operating margin increased to $378.6 million and 25.9%, respectively, from $336.3 million and 25.0%, respectively, for the full year 2017.

Net Income: Fourth quarter 2018 non-GAAP net income and non-GAAP net income margin increased to $93.9 million and 22.4%, respectively, from $84.5 million and 21.3%, respectively, for the fourth quarter of 2017.
Full year 2018 non-GAAP net income and non-GAAP net income margin increased to $296.7 million and 20.3%, respectively, from $254.5 million and 18.9%, respectively, for the full year 2017.

Fully Diluted Earnings Per Share: Fourth quarter 2018 non-GAAP fully diluted earnings per share increased 8.9% to $1.47, compared to $1.35 for the fourth quarter of 2017.
Full year 2018 non-GAAP fully diluted earnings per share increased 14.4% to $4.69 compared to $4.10 for the full year 2017.

First Quarter and Full Year 2019 Guidance:

Effective January 1st, 2018, the company adopted ASC 606 using the modified retrospective method for GAAP reporting purposes. Starting in January 2019 the guidance, as well as our financial results, will be provided using the accounting standard ASC 606 for all 2019 quarters and the full year 2019. Comparative results throughout 2019 will be compared to ASC 606 results for 2018.

First Quarter 2019: First quarter 2019 non-GAAP total revenues are expected to be in a range of $370 million to $380 million (2018 non-GAAP: $337.6 million). First quarter 2019 non-GAAP fully diluted earnings per share are expected to be in a range of $1.05 to $1.15 (2018 non-GAAP: $0.97).

Full Year 2019: Full year 2019 non-GAAP total revenues are expected to be in a range of $1,558 million to $1,582 million (2018 non-GAAP: $1,453.4 million). Full year 2019 non-GAAP fully diluted earnings per share are expected to be in a range of $5.08 to $5.28 (2018 non-GAAP: $4.75).

Quarterly Results Conference Call

NICE management will host its earnings conference call today, February 14th, 2019 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-344-364. The Passcode is 990 622 84. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 635 176 28.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, share-based compensation, certain business combination accounting entries, amortization of discount on long term debt, re-organization expenses, tax adjustment re non-GAAP adjustments and tax reform and ASC 606 to ASC 605 adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with competition, success and growth of the Company’s cloud Software-as-a-Service business, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, the Company’s dependency on fourth-party cloud computing platform providers, hosting facilities and service partners, changes in general economic and business conditions, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, successful execution of the Company’s growth strategy, the effects of tax reforms and of newly enacted or modified laws, regulation or standards on the Company and its products, and other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended December 31,		Year ended December 31,
	2018	2017	2018	2017
	Unaudited	Unaudited	Audited	Audited

Revenue:
Product	$92,941	$114,822	$263,805	$318,946
Services	186,073	175,947	719,531	652,040
Cloud	131,815	101,466	461,183	361,166
Total revenue	410,829	392,235	1,444,519	1,332,152

Cost of revenue:
Product	7,679	11,397	31,065	51,065
Services	59,087	59,128	229,671	225,020
Cloud	69,389	53,436	236,079	192,588
Total cost of revenue	136,155	123,961	496,815	468,673

Gross profit	274,674	268,274	947,704	863,479

Operating expenses:
Research and development, net	46,807	50,132	183,830	181,107
Selling and marketing	100,421	107,070	370,659	361,328
General and administrative	46,275	37,313	153,323	129,071
Amortization of acquired intangible assets	10,764	10,583	42,276	41,902
Total operating expenses	204,267	205,098	750,088	713,408

Operating income	70,407	63,176	197,616	150,071

Finance and other expense, net	1,829	3,698	10,901	20,411

Income before tax	68,578	59,478	186,715	129,660
Taxes on income (Tax benefits)	6,284	(19,910)	27,377	(13,631)
Net income	$62,294	$79,388	$159,338	$143,291

Basic earnings per share	$1.01	$1.30	$2.60	$2.37
Diluted earnings per share	$0.98	$1.27	$2.52	$2.31

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	61,824	60,861	61,387	60,444
Diluted earnings per share	63,760	62,534	63,309	62,119

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS AND ASC 606 TO NON-GAAP ASC 605
U.S. dollars in thousands (except per share amounts)

	Quarter ended December 31,		Year ended December 31,
	2018	2017	2018	2017
GAAP revenues	$410,829	$392,235	$1,444,519	$1,332,152
Valuation adjustment on acquired deferred product revenue	-	15	97	317
Valuation adjustment on acquired deferred services revenue	44	752	632	4,667
Valuation adjustment on acquired deferred cloud revenue	2,550	2,760	8,181	8,754
ASC 606 to ASC 605 revenue adjustment	6,467	-	9,242	-
Non-GAAP revenues	$419,890	$395,762	$1,462,671	$1,345,890

GAAP cost of revenue	$136,155	$123,961	$496,815	$468,673
Amortization of acquired intangible assets on cost of product	(870)	(5,296)	(5,889)	(23,782)
Amortization of acquired intangible assets on cost of services	(1,778)	(987)	(5,111)	(6,341)
Amortization of acquired intangible assets on cost of cloud	(15,504)	(12,646)	(53,901)	(46,352)
Valuation adjustment on acquired deferred cost of cloud	929	353	2,183	1,486
Cost of product revenue adjustment (1)	(113)	(189)	(360)	(683)
Cost of services revenue adjustment (1,3)	(1,867)	(2,071)	(7,629)	(7,696)
Cost of cloud revenue adjustment (1,3)	(888)	(833)	(4,654)	(2,965)
ASC 606 to ASC 605 cost of revenue adjustment	14	-	664	-
Non-GAAP cost of revenue	$116,078	$102,292	$422,118	$382,340

GAAP gross profit	$274,674	$268,274	$947,704	$863,479
Gross profit adjustments	29,138	25,196	92,849	100,071
Non-GAAP gross profit	$303,812	$293,470	$1,040,553	$963,550

GAAP operating expenses	$204,267	$205,098	$750,088	$713,408
Research and development (1,3)	(1,648)	(2,394)	(8,425)	(9,045)
Sales and marketing (1,3)	(5,371)	(6,083)	(27,650)	(23,243)
General and administrative (1,2,3)	(8,584)	(4,983)	(23,740)	(12,010)
Amortization of acquired intangible assets	(10,764)	(10,583)	(42,276)	(41,902)
Valuation adjustment on acquired deferred commission	322	-	443	-
ASC 606 to ASC 605 operating expenses adjustment	6,940	-	13,483	-
Non-GAAP operating expenses	$185,162	$181,055	$661,923	$627,208

GAAP finance & other expense, net	$1,829	$3,698	$10,901	$20,411
Amortization of discount on long-term debt	(2,179)	(2,149)	(8,670)	(13,547)
Non-GAAP finance & other expense (income), net	$(350)	$1,549	$2,231	$6,864

GAAP taxes on income	$6,284	$(19,910)	$27,377	$(13,631)
Tax adjustments re non-GAAP adjustments	18,939	15,373	53,352	57,671
Tax reform adjustment	-	30,923	-	30,923
Tax adjustment re ASC 606 to ASC 605	(94)	-	(1,029)	-
Non-GAAP taxes on income	$25,129	$26,386	$79,700	$74,963

GAAP net income	$62,294	$79,388	159,338	$143,291
Valuation adjustment on acquired deferred revenue	2,594	3,527	8,910	13,738
Valuation adjustment on acquired deferred cost of cloud revenue	(929)	(353)	(2,183)	(1,486)
Amortization of acquired intangible assets	28,916	29,512	107,177	118,377
Valuation adjustment on acquired deferred commission	(322)	-	(443)	-
Share-based compensation (1)	18,471	16,080	67,223	56,980
Re-organization expenses (2)	-	-	-	(3,067)
Acquisition related expenses (3)	-	473	5,235	1,729
Amortization of discount on long term debt	2,179	2,149	8,670	13,547
Tax adjustments re non-GAAP adjustments and tax reform	(18,939)	(46,296)	(53,352)	(88,594)
ASC 606 to ASC 605 adjustments	(393)	-	(3,876)	-
Non-GAAP net income	$93,871	$84,480	$296,699	$254,515

GAAP diluted earnings per share	$0.98	$1.27	$2.52	$2.31

Non-GAAP diluted earnings per share	$1.47	$1.35	$4.69	$4.10

Shares used in computing GAAP diluted earnings per share	63,760	62,534	63,309	62,119

Shares used in computing non-GAAP diluted earnings per share	63,760	62,534	63,309	62,119

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS AND ASC 606 TO NON-GAAP ASC 605 (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended December 31,		Year ended December 31,
		2018	2017	2018	2017

	Cost of product revenue	$(113)	$(189)	$(360)	$(683)
	Cost of services revenue	(1,867)	(2,064)	(7,629)	(7,689)
	Cost of cloud revenue	(888)	(833)	(3,020)	(2,965)
	Research and development	(1,648)	(2,387)	(7,354)	(9,038)
	Sales and marketing	(5,371)	(6,022)	(27,455)	(23,107)
	General and administrative	(8,584)	(4,585)	(21,405)	(13,498)
		$(18,471)	$(16,080)	$(67,223)	$(56,980)

(2)	Re-organization expenses
		Quarter ended December 31,		Year ended December 31,
		2018	2017	2018	2017

	General and administrative	$-	$-	$-	$3,067
		$-	$-	$-	$3,067

(3)	Acquisition related expenses

		Quarter ended December 31,		Year ended December 31,
		2018	2017	2018	2017

	Cost of service revenue	$-	$(7)	$-	$(7)
	Cost of cloud revenue	-	-	(1,634)	-
	Research and development	-	(7)	(1,071)	(7)
	Sales and marketing	-	(61)	(195)	(136)
	General and administrative	-	(398)	(2,335)	(1,579)
		$-	$(473)	$(5,235)	$(1,729)

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2018	2017
	Audited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$242,099	$328,302
Short-term investments	243,729	63,951
Trade receivables	287,963	230,729
Prepaid expenses and other current assets	87,450	70,074

Total current assets	861,241	693,056

LONG-TERM ASSETS:
Long-term investments	244,998	132,820
Property and equipment, net	140,338	118,275
Deferred tax assets	12,309	11,850
Other intangible assets, net	508,232	551,347
Goodwill	1,366,206	1,318,242
Other long-term assets	74,042	19,496

Total long-term assets	2,346,125	2,152,030

TOTAL ASSETS	$3,207,366	$2,845,086

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$29,617	$29,438
Deferred revenues and advances from customers	221,387	184,564
Accrued expenses and other liabilities	373,908	309,350

Total current liabilities	624,912	523,352

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	35,112	37,550
Deferred tax liabilities	44,140	57,796
Long-term debt	455,985	447,642
Other long-term liabilities	30,604	29,185

Total long-term liabilities	565,841	572,173

SHAREHOLDERS' EQUITY	2,016,613	1,749,561

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,207,366	$2,845,086

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Quarter ended Decemebr 31,		Year ended Decemebr 31,
	2018	2017	2018	2017
	Unaudited	Unaudited	Audited	Audited

Operating Activities

Net income	$62,294	$79,388	$159,338	$143,291
Depreciation and amortization	42,859	40,992	157,142	156,301
Stock based compensation	18,471	16,080	67,223	56,980
Amortization of premium and discount and accrued interest on marketable securities	(428)	222	(598)	646
Deferred taxes, net	2,882	(36,696)	(30,172)	(70,884)
Changes in operating assets and liabilities:
Trade Receivables	(69,500)	(35,075)	(72,583)	37,735
Prepaid expenses and other current assets	2,609	6,856	(29,852)	(6,839)
Trade payables	3,082	2,029	(3,526)	2,665
Accrued expenses and other current liabilities	23,916	34,162	48,095	25,541
Deferred revenue	20,941	(23,552)	92,768	41,624
Long term liabilities	(810)	(117)	(1,024)	(5,169)
Amortization of discount on long term debt	2,179	2,149	8,670	13,547
Other	408	150	1,128	(776)
Net cash provided by operating activities	108,903	86,588	396,609	394,662

Investing Activities

Purchase of property and equipment	(9,921)	(8,467)	(31,442)	(39,889)
Purchase of Investments	(145,033)	(37,406)	(429,500)	(133,423)
Proceeds from Investments	37,378	12,669	137,180	64,295
Capitalization of software development costs	(9,299)	(6,890)	(32,225)	(27,936)
Payments for business acquisitions, net of cash acquired	270	(38,147)	(104,776)	(76,027)
Net cash used in investing activities	(126,605)	(78,241)	(460,763)	(212,980)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	1,072	2,453	19,048	19,240
Purchase of treasury shares	(15,391)	(4,114)	(26,004)	(24,428)
Dividends paid	-	-	-	(9,637)
Capital Lease payments	(876)	-	(876)	(137)
Repayment of long term debt	-	-	-	(260,000)
Proceeds from issuance of exchangeable notes	-	-	-	260,135
Repayment of short-term bank loan	-	-	(8,436)	-
Net cash used in financing activities	(15,195)	(1,661)	(16,268)	(14,827)

Effect of exchange rates on cash and cash equivalents	(1,174)	687	(5,781)	4,421

Net change in cash and cash equivalents	(34,071)	7,373	(86,203)	171,276
Cash and cash equivalents, beginning of period	276,170	320,929	328,302	157,026

Cash and cash equivalents, end of period	$242,099	$328,302	$242,099	$328,302